Exhibit 99.4
Financial Statements
WilPro Energy Services (PIGAP II) Limited
Years ended December 31, 2005 and 2004

WilPro Energy Services (PIGAP II) Limited
Financial Statements
Years ended December 31, 2005 and 2004

Report of Independent Auditors
To the Shareholders and Board of Directors
WilPro Energy Services (PIGAP II) Limited
We have audited the accompanying balance sheets of WilPro Energy Services (PIGAP II) Limited as of December 31, 2005 and 2004, and the related statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WilPro Energy Services (PIGAP II) Limited at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
April 24, 2006

WilPro Energy Services (PIGAP II) Limited
Balance Sheets

	December 31
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$143,547	$94,557
Restricted cash and cash equivalents	41,906,949	48,651,973
Accounts receivable:
Trade – PDVSA Petroleo, S.A.	14,700,382	15,380,796
Other	154,290	883,571
Prepaid taxes	1,790,322	1,974,322
Prepaid expenses	2,479,277	1,158,204

Total current assets	61,174,767	68,143,423

Restricted cash and cash equivalents	20,144,541	18,766,602
Property, plant and equipment, net	249,696,527	264,815,191
Deferred financing costs	23,743,447	25,952,140
Derivative asset	808,870	1,244,132
Other assets	309,706	339,711

Total assets	$355,877,858	$379,261,199

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade	$2,296,920	$1,420,924
Affiliates	372,438	365,281
Other	235,927	338,229
Value-added tax payable	938,299	1,927,279
Accrued liabilities	525,678	534,983
Notes payable due within one year	22,310,000	22,310,000
Accrued interest	3,149,564	2,981,642
Deferred revenue	521,519	521,519

Total current liabilities	30,350,345	30,399,857

Notes payable	163,070,000	185,380,000
Deferred revenue	8,213,924	8,735,443
Deferred foreign income tax	21,066,346	15,385,000

Shareholders’ equity:
Common stock, class A, $1 par value, 35,000 shares authorized, 70 shares issued and outstanding	70	70
Common stock, class B, $1 par value, 15,000 shares authorized, 30 shares issued and outstanding	30	30
Additional paid-in capital	101,914,330	101,914,330
Retained earnings	32,892,729	38,803,342
Accumulated other comprehensive loss – net loss on cash flow hedge instruments	(1,629,916)	(1,356,873)

Total shareholders’ equity	133,177,243	139,360,899

Total liabilities and shareholders’ equity	$355,877,858	$379,261,199

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Income and Comprehensive Income

	Years ended December 31,
	2005	2004

Revenues	$91,626,354	$85,767,089

Operating expenses	16,499,721	12,824,040
Depreciation	15,966,865	15,995,101
General and administrative expenses	6,884,328	7,001,345

Total costs and expenses	39,350,914	35,820,486

Operating income	52,275,440	49,946,603

Other income (expense):
Interest expense	(12,894,488)	(12,281,461)
Foreign currency transaction loss	(915,059)	(854,915)
Other income, net	945,494	465,493

	(12,864,053)	(12,670,883)

Income before foreign income tax	39,411,387	37,275,720
Provision for deferred foreign income tax	5,822,000	6,523,000

Net income	33,589,387	30,752,720

Other comprehensive loss – unrealized loss on cash flow hedging (net of income tax benefit of $141,000 in 2005 and $510,000 in 2004)	(273,043)	(990,644)

Comprehensive income	$33,316,344	$29,762,076

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Shareholders’ Equity

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive
	Class A	Class B	Capital	Earnings	Loss	Total

Balance, December 31, 2003	$70	$30	$101,914,330	$8,050,622	$(366,229)	$109,598,823

Net income	—	—	—	30,752,720	—	30,752,720

Other comprehensive loss	—	—	—	—	(990,644)	(990,644)

Balance, December 31, 2004	70	30	101,914,330	38,803,342	(1,356,873)	139,360,899

Net income	—	—	—	33,589,387	—	33,589,387

Other comprehensive loss	—	—	—	—	(273,043)	(273,043)

Dividends paid	—	—	—	(39,500,000)	—	(39,500,000)

Balance, December 31, 2005	$70	$30	$101,914,330	$32,892,729	$(1,629,916)	$133,177,243

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Cash Flows

	Years ended December 31,
	2005	2004

Operating activities
Net income	$33,589,387	$30,752,720
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,966,865	15,995,101
Amortization of deferred costs	2,208,693	2,212,347
Deferred foreign income tax expense	5,822,003	6,523,332
Changes in operating assets and liabilities:
Accounts receivable	1,409,695	(7,098,318)
Value-added tax payable	(988,980)	1,158,655
Foreign taxes payable	—	(529,805)
Prepaid expenses	(1,321,073)	(158,806)
Prepaid taxes	184,000	395,537
Other non-current assets	30,005	(339,711)
Accrued liabilities	(9,305)	(554,736)
Accounts payable	773,694	(2,754,574)
Receivable/payable with affiliates	7,157	(4,556,271)
Deferred revenue	(521,519)	(521,519)
Interest payable	167,922	815,254
Other	21,562	—

Net cash provided by operating activities	57,340,106	41,339,206

Investing activities
Purchases of property, plant and equipment	(848,201)	(173,287)

Net cash used in investing activities	(848,201)	(173,287)

Financing activities
Payments of notes payable	(22,310,000)	(22,310,000)
Dividends paid	(39,500,000)	—
Additions to deferred financing costs	—	(190,041)
Changes in restricted cash and cash equivalents	5,367,085	(18,698,887)

Net cash used in financing activities	(56,442,915)	(41,198,928)

Net increase (decrease) in cash and cash equivalents	48,990	(33,009)
Cash and cash equivalents, beginning of year	94,557	127,566

Cash and cash equivalents, end of year	$143,547	$94,557

Supplemental Disclosures of Cash Flow Information
Foreign income taxes paid	$1,916,418	$1,532,899
Interest paid	$10,496,312	$9,253,859
See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements
December 31, 2005 and 2004
1. Organization and Description of Business
WilPro Energy Services (PIGAP II) Limited (the Company) was incorporated in the Cayman Islands in July 1998. The Company provides installation, engineering, procurement and construction services, as well as operation and maintenance services for natural gas compression facilities at the Santa Bárbara/Pirital oil field property of PDVSA Petróleo, S.A. (PDVSA) in Venezuela. Williams International PIGAP Limited, a subsidiary of Williams International Company, owns all 70 outstanding Class A common shares, and Hanover Cayman Limited (a wholly owned subsidiary of Hanover Compression Limited Partnership), owns all 30 Class B common shares of the Company.
The Company has entered into a services contract with PDVSA. Under the terms of this contract, the Company designed and built a high-pressure plant, which was completed in August 2001, and renders natural gas compression services on behalf of PDVSA at the Company’s own expense and risk. The contract has an initial term of 20 years. After this term, PDVSA is under no obligation to receive these services. The services rendered by the Company generate a service fee from PDVSA, which is the primary source of revenue for the Company. The Company does not require collateral for credit extended to PDVSA. At the end of the contract, PDVSA has the option to 1) renew the current service agreement, allowing the Company to retain ownership of the assets, 2) purchase the PIGAP II assets at book value, which is expected to be an insignificant amount, and either retain the Company under an operations and management agreement or terminate its relationship with the Company, or 3) require the Company to dismantle the assets and restore the land to its original condition.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents within current assets consists primarily of bank accounts restricted under the Company’s loan agreement with Overseas Private Investment Corporation (OPIC), ABN AMRO Bank N.V., and Istituto per i Servizi Assicurativi del Commercio Estero (SACE) (see Note 6) for receipt of revenue, payment of operating and maintenance expenses, distributions to shareholders and funding for the next semi-annual debt principal and interest payment. Restricted cash and cash equivalents within noncurrent assets consists primarily of bank accounts restricted under the loan agreement with OPIC and SACE for six months of principal and interest payments and an uninsured loss reserve. The Company does not expect these cash and cash equivalents to be released within the next twelve months.
Accounts Receivable
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. An allowance for doubtful accounts is not common for the Company as it only has one customer. However, management assesses the collectibility of accounts receivable based on existing economic conditions and contractual terms with its client. Receivables are considered past due if payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.
Derivative instruments
During 2003, the Company entered into an interest rate cap agreement to hedge the interest rate risk associated with its loan agreement. This derivative instrument protects against increases in the LIBOR interest rates above 5.85 percent. This derivative is reflected on the balance sheet at fair value and has been designated in a cash flow hedging relationship. The effective portion of the change in fair value is reported in other comprehensive income and reclassified into earnings in the period in which the hedged

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
item affects earnings. To match the underlying transaction being hedged, derivative gains or losses reclassified into earnings are recognized in interest expense. The hedging relationship is regularly evaluated to determine whether it is expected to be, and has been a highly effective hedge. Forecasted transactions designated as the hedged item are regularly evaluated to assess whether they continue to be probable of occurring. During 2005, there are no amounts excluded from the effectiveness calculation and no hedge ineffectiveness. As of December 31, 2005, the Company has hedged future cash flows associated with interest payments for 10 years, and, based on recorded values at December 31, 2005, no significant gains or losses are expected to be reclassified into earnings within the next year.
Property, Plant and Equipment
Property, plant and equipment is recorded at historical cost. The carrying value of these assets is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. Improvements increasing functionality or useful lives are added to the cost of the corresponding assets, while the cost of repairs and maintenance are charged to expense as incurred. All spare parts inventory items in excess of $2,500 are capitalized and recorded at historical cost and expensed upon usage. Depreciation is recorded using the straight-line method over estimated useful lives. An estimated useful life of 20 years is used for natural gas compression plant facilities and an estimated useful life of 5 years is used for all other property, plant and equipment.
Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company has not recorded an asset retirement obligation based on a 100% probability assessment that PDVSA, under the contract terms, will obtain the Pigap II facility and assume all retirement obligations at the end of the contract term.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Revenue Recognition Policy
The Company recognizes revenue for services in the period they are performed. On December 27, 2002, the Company received $10.3 million from PDVSA for achieving specified production levels within a certain number of days after the facility became operational. The payment is a part of the 20-year services agreement with PDVSA. The Company has recorded the payment as deferred revenue and is recognizing the revenue on a straight-line basis over the life of the contract.
Impairment of Long-lived Assets
The evaluation for impairment of assets is done on an individual asset or asset group basis when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.
Provision for Severance Benefits
The Company is liable for employee severance benefits, which are a vested right of workers under the Venezuelan Labor Law. These benefits are accrued as service is rendered and transferred monthly to a trust fund on behalf of each worker.
Foreign Currency
The functional currency of the Company is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions take place. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the statements of income.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Income Taxes
Deferred foreign income tax is computed using the liability method and is provided on all temporary differences between the financial basis and tax basis of the Company’s assets and liabilities. Management’s judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred foreign tax assets.
3. Risks and Uncertainties
The Company relies on the Venezuelan oil and natural gas industry and is exposed to the operating, geographical and financial risks relevant to this industry. Geographical risks are generated by the political, legal, social and economic conditions of the country. Throughout 2005 and 2004, Venezuela endured abnormal levels of instability in the economic, political, and social environment. On February 4, 2003, the Venezuelan government established a currency exchange control. As a result, there was a 20 percent devaluation of the Venezuelan Bolivar with respect to the U.S. Dollar during 2004 and a 12 percent devaluation in 2005. The exchange rate at December 31, 2005 and 2004 was 2150 and 1920 Venezuelan Bolivars to 1 U.S. dollar, respectively.
Since December 31, 2005, there has been no further devaluation of the Venezuelan Bolivar. The impact of the devaluation on the Company’s financial statements is minimized by the fact that the Company holds most of its cash in U.S. Dollars.
The Venezuelan economy has been considered hyper-inflationary in the past, but has not been considered hyper-inflationary since 2001. The inflation rate for Venezuela was 14 percent in 2005, compared to 19 percent in 2004, and 27 percent in 2003. The impact of inflation on the Company’s financial results is minimized by contractual terms that allow for tariff increases commensurate with inflation.
There is no certainty of the future political and economic conditions or the impact changes in such conditions may have on laws affecting taxes, exchange rates, currency convertibility, environmental and labor regulations, repatriation of profits and capital return. If the current conditions persist, the Company’s economic, financial and operational capacity could be somehow affected, as well as its organizational structure. However, the conditions in the Company’s contract with PDVSA provide for adjustments for inflation, tariffs paid to the Company in U.S. dollars, and significant fixed tariffs not affected by low volumes from PDVSA. As a result, management believes the impact should not be significant.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties (continued)
Our cash equivalents consist of high-quality securities placed with various major financial institutions with credit ratings at or above BBB by Standard & Poor’s or Baa1 by Moody’s Investors Service.
4. Related Party Transactions
The Company reimburses shareholders and affiliated companies (including WilPro Energy Services (El Furrial) Limited, Williams International Venezuela Limited, and Williams International Services Company, which are all subsidiaries of Williams International Company) for expenses incurred on behalf of the Company. These reimbursements totaled $1.4 million and $1.2 million in 2005 and 2004, respectively.
Receivables and payables with shareholders and other affiliated companies at December 31 are as follows:

	2005	2004

Accounts payable:

Williams International Services Company	$293,232	$197,099
WilPro Energy Services (El Furrial) Limited	79,206	168,182

	$372,438	$365,281

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
5. Property, Plant and Equipment
At December 31, property, plant and equipment are as follows:

	2005	2004

Natural gas compression plant facilities	$316,593,960	$315,879,994
Spare parts	715,467	684,443
Vehicles	643,721	578,670
Computer software and equipment	325,199	309,520
Other	135,128	147,312

	318,413,475	317,599,939
Accumulated depreciation	(68,716,948)	(52,784,748)

	$249,696,527	$264,815,191

6. Notes Payable and Credit Facilities
At December 31, long-term notes payable are represented as follows:

	2005	2004

Overseas Private Investment Corporation:
6.62% note payable, due in semi-annual payments plus interest through September 15, 2016	$100,750,000	$112,875,000

ABN AMRO Bank N.V.:
Variable rate note payable, due in semi-annual payments plus interest through September 15, 2016	84,630,000	94,815,000

	185,380,000	207,690,000

Current portion	22,310,000	22,310,000

	$163,070,000	$185,380,000

In October 2003, the Company received funding under loan agreements with OPIC and ABN AMRO Bank N.V. Interest on the note payable to ABN AMRO Bank N.V. is based on the six-month LIBOR rate plus 0.8 percent (4.81 percent at December 31, 2005). These notes are secured by the physical assets and common stock of the Company. Under the terms of the agreement, the Company maintains various restricted bank accounts. The use of each account

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
6. Notes Payable and Credit Facilities (continued)
is restricted for a specific use including receipt of revenue, payment of operating and maintenance expenses, debt service, uninsured loss reserve, and distributions to shareholders. The loan agreement contains various other restrictive covenants and commitments, including limitations on additional indebtedness, payment of dividends, asset sales and leasing activities.
Aggregate minimum maturities of long-term debt each of the next five years is as follows:

2006	$22,310,000
2007	22,310,000
2008	23,000,000
2009	26,220,000
2010	26,680,000
During 2002 through 2004, deferred financing costs of $10.7 million were incurred in connection with the debt issuance. SACE provides a guarantee on behalf of ABN AMRO Bank N.V. for which the Company paid an $18 million fee. These costs are being amortized on a straight-line basis over the term of the notes. Accumulated amortization of the deferred financing costs is $4.6 million and $2.4 million as of December 31, 2005 and 2004, respectively.
At December 31, 2005 and 2004, the Company had three irrevocable standby letters of credit for $28 million, $12 million, and $5 million issued in favor of PDVSA. The letters of credit renew automatically each year and were issued in connection with the service agreement between the Company and PDVSA. The letters of credit cannot be drawn upon unless the Company defaults on their agreement with PDVSA as outlined in the service agreement.
7. Income Taxes
The Company is subject to Venezuelan corporate income taxes at a 34 percent tax rate on taxable income. Taxable income differs from financial income principally due to adjustments for the difference in reporting currency for book and tax purposes, differences in depreciable lives, and certain permanent differences. Tax losses may be carried forward three years. Venezuelan tax law requires a company that had been operational for more than three years to pay the higher of income tax or business asset tax. Business asset tax was assessed at 1 percent of the average value of the Company’s assets revalued for tax purposes and was repealed as of September 1, 2004.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
7. Income Taxes (continued)
Significant components of deferred taxes at December 31 are as follows:

	2005	2004

Deferred tax liabilities:
Property, plant and equipment	$21,327,000	$16,733,000

Debt financing costs	2,851,000	3,023,000

Total deferred tax liabilities	24,178,000	19,756,000

Deferred tax assets:
Investment tax credit carryforward (ITC)	—	779,285
Mark to market on interest rate cap	141,000	699,000
Net operating loss carryforward (NOL)	—	13,105,468
Business asset tax carryforward (BAT)	—	526,102
Deferred revenue	2,971,000	3,672,000

	3,112,000	18,781,855
Valuation allowance	—	(14,410,855)

Total deferred tax assets	3,112,000	4,371,000

Net deferred tax liability	$21,066,000	$15,385,000

In 2005, the provision for foreign income tax consists of a deferred provision of $5,822,000. In 2004, the Company’s provision for foreign income tax consisted of a deferred provision of $6,523,000. In 2005, the Company’s effective tax rate is lower than the expected statutory rate primarily due to inflation adjustments offset by the utilization of ITC carryforwards and BAT credit carryforwards in the amounts of $796,000 and $537,000, respectively, plus the utilization of $28,945,000 in NOL carryforwards. All available ITC and BAT credit carryforwards were utilized in 2005 while the remaining NOL balance of $5,500,000 expired at year end 2005. Therefore there were no balances of any type carried forward to the year 2006.
8. Financial Instruments
The Company used the following methods and assumptions in estimating its fair-value disclosures for financial instruments:
Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of the underlying instruments.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
8. Financial Instruments (continued)
Derivative asset: Fair value is determined by discounting estimated future cash flows using forward-interest rates derived from the year-end yield curve. Fair value was calculated by the financial institution that is the counterparty to the interest rate cap derivative.
Notes payable: The fair value of the fixed rate long-term note was determined based on prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to estimate the fair value of this note. The carrying amount of the variable rate long-term notes reported in the balance sheet approximates fair value as this note has an interest rate approximating market.

	2005		2004
	Carrying		Carrying
Asset (liability)	amount	Fair value	amount	Fair value

Cash and cash equivalents	$143,547	$143,547	$94,557	$94,557
Restricted cash and cash equivalents	62,051,490	62,051,490	67,418,575	67,418,575
Derivative asset	808,870	808,870	1,244,132	1,244,132
Notes payable	(185,380,000)	(172,045,697)	(207,690,000)	(225,943,010)